ANDREW N. BERNSTEIN, P.C.
ATTORNEY AT LAW
5445 DTC PARKWAY, SUITE 520
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE (303) 770-7131
FACSIMILE (303) 770-7332
EMAIL: anbpc@attglobal.net
February 18, 2011
By Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attn: Re:	Yolanda Guobadia LJ International Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2009 Filed March 25, 2010 File No. 0-29620
Dear Ms. Guobadia:
On behalf of LJ International Inc., we are filing herewith the Company’s responses to the Staff’s comment letter dated January 28, 2011 (the “Comment Letter”). The numbered responses which follow correspond to the numbers of the comments in the Comment Letter.
Form 20-F for Fiscal Year Ended December 31, 2009
Item 5. Operating and Financial Review and Prospects, page 22
Critical Accounting Policies, page 23
Goodwill Impairment, page 24
1.	In future filings, we will disclose information regarding the iBBC reporting unit as required for investors to assess the probability of a future material impairment charge.
Financial Statements, page F-1
Note 2. Summary of Significant Accounting Policies, page F-9

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2.	The costs incurred in connection with retail store closures were US$137,000, US$52,000 and NIL for the years ended December 31, 2009, 2008 and 2007, respectively. In future filings, we will disclose the costs associated with the closure of retail stores and other applicable information outlined in ASC 420-10-50-1 when it is material to our operating results.
Item 15. Controls and Procedures, page 62
(b) Management’s Annual Report on Internal Control Over Financial Reporting, page 62
3.	In 2005, the Company hired a third party professional consultant, Protiviti, a global risk and business consulting and internal audit firm specializing in risk and advisory services, to assist the Company in establishing the internal control system and evaluating the effectiveness of such system. The Company adopted the COSO internal framework to evaluate and assess its internal control over financial reporting. Moreover, the Company also followed the recommendation of PCAOB No. 5 Standard where it conducted its assessment using a top-down, risk-based approach.
Below is the detailed description of the work the Company conducted in each year since 2005.
1)	Top-down risk assessment:
The Company assessed the risk level and prioritized the risks first through linking up the risk to its financial statement account caption. Evaluation criteria included materiality, volatility, transaction volume, transaction complicity and objectivity.
2)	Entity-level control assessment:
The Company assessed the Entity-Level Control using the below five COSO elements:
•	Control environment

•	Risk assessment

•	Control activities

•	Information/Communication

•	Monitoring
3)	Control design effectiveness assessment:
The Company identified and assessed the control design effectiveness based on the risk assessment results, for the following eight processes:
•	Receivable & Revenue

•	Purchase & Payable

•	Capital Expenditure Management

•	Conversion

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February 18, 2011

•	Treasury Management

•	Disbursement

•	Financial Reporting

•	Payroll
The processes the Company conducted were based on risk assessment where materiality, volatility, transaction volume, transaction complicity and objectivity were considered in evaluating and prioritizing the risk levels. In evaluating the risks, the Company also obtained inputs from external auditors on the Company’s performance in prior years, major risk areas and risks inherent in the industry.
In control design assessment, the Company conducted interviews and walk-through testing to evaluate the effectiveness of the controls in mitigating those financial reporting related risks.
4)	Information technology controls assessment:
The Company identified and assessed the Information Technology Control from the following perspectives:
•	Information Technology Entity-Level Control

•	Information Technology General Control

•	Information Technology Application Control
5)	Control operating effectiveness assessment:
The Company assessed the control operating effectiveness through developing sampling methodologies which have been communicated with its external auditors and performing two rounds of testing on all identified key controls.
In every year, based on the work the Company performed in the prior year, the Company continually evaluates and assesses its internal controls over financial reporting using the same methodology mentioned above. Through the repeated evaluation process, the Company has developed its process description and risk control matrices to record the risks and the respective internal control over financial reporting that were in place to mitigate the risks.
The Company maintains the internal audit function in-house, preparing all audit plans, evaluating the design and operating effectiveness of the in-scope processes and reporting to the Company’s Senior Vice-President.
The Company and its subsidiaries maintain their books and records in accordance with US GAAP; the Company’s Hong Kong subsidiary maintains its books and records in accordance with HK FRS; and the Company’s PRC subsidiary maintains its books and records in accordance with PRC GAAP. On a quarterly basis, the Company converts its books and records to US GAAP for SEC reporting purposes. Currently, the Company has the following procedures to ensure that US GAAP financial information/statements are properly prepared on a quarterly basis:

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The senior accountants and accounting managers prepare the financial information/statements in accordance with PRC GAAP for PRC companies, and in HK FRS for HK companies. Then the Financial Controller prepares the GAAP reconciliation and drafts financial information/statements in accordance with US GAAP. The Financial Controller conducts an initial assessment on each account balance if there is any GAAP difference on the particular account balance and documents the results of such assessment on a summary form. On a quarterly basis, the financial controller prepares the GAAP reconciliation based on the assessment summary. The assessment summary is then submitted to the Chief Financial Officer and the Senior Vice President for approval.
The Chief Financial Officer and the Senior Vice President perform the final review on all the GAAP reconciliations and US GAAP financial statements/information to ensure the completeness, accuracy and adequacy of disclosure.
An audit committee meeting is held to review the financial statements on a quarterly basis.
The qualifications of the people who are primarily responsible for preparing or supervising the preparation of the Company’s financial statements are as follows:
The Chief Financial Officer graduated from the University of London and obtained a Master of Commerce in Accounting and Commercial Administration from the University of New South Wales, and is a member of the Australian Society of Certified Public Accountants. Prior to joining the Company, he was employed by Moores Rowland, C.A., Certified Public Accountants. During his employment with Moores Rowland, he gained experience in the area of application and review of US GAAP, IFRS and SEC rules. Since the Chief Financial Officer took the position in the Company in 1997, he has been working with the finance department to minimize the GAAP differences among US GAAP, HK FRS and PRC GAAP in daily transactions.
The Senior Vice President received his Bachelor degree in Commerce from Concordia University and the Higher Diploma of Public Accounting from McGill University, and is a Chartered Accountant (Canada) and a Certified Management Accountants (Canada). The Senior Vice President had been employed by Ernst & Young for several years, during which he gained experience in the area of application and review of US GAAP, IFRS and SEC rules. As he had been employed as Asian Region CFO of a company listed on the New York Stock Exchange, he had been working with the finance department to minimize the GAAP differences among US GAAP, HK FRS and PRC GAAP in daily transactions, and to ensure that the Company’s US GAAP financial statements are properly prepared.
Due to the simplicity of the Company’s business, the related accounting and book-keeping was also relatively simple and has not involved material GAAP adjustments. Both the Chief Financial Officer and the Senior Vice President work with their team to ensure that the Company’s US GAAP financial statements are properly prepared and the Company’s control over financial reporting is effective.

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The Financial Controller obtained the Endorsement Certificate in Accountancy from the Hong Kong Polytechnic University, and is a fellow member of the Chartered Certified Accountants (ACCA) and a member of the Hong Kong Institute of Certified Public Accountants. Prior to joining the Company, she was employed as Accounting Manager by a company listed on the Hong Kong Stock Exchange, during which she become acquainted with the strict SEC regulatory compliance, requirement and updates. Since she took the position in the Company as Financial Controller in 2001, she has obtained her US GAAP knowledge through the Company’s Chief Financial Officer and through discussions with external consultants in daily transactions. She frequently participates in professional training offered by the accounting associations and the Big Four accounting firms, with special focus on US GAAP, IFRS and SEC regulatory updates, changes, trends and developments, and related matters. She is continually updated on all new accounting pronouncements through the internet to monitor adherence to US GAAP and newly issued standards.
All of the Company’s finance team members are full-time employees and some of the members at the supervisory level are certified public accountants. They also frequently participate in professional training offered by the accounting associations and the Big Four accounting firms, with special focus on US GAAP, IFRS and SEC regulatory updates, changes, trends and development, and related matters.
With respect to evaluating the effectiveness of the internal control over financial reporting, in 2005, the Company had hired a third party professional consultant, Protiviti, a global risk and business consulting and internal audit firm specializing in risk and advisory services, to assist the Company in establishing the internal control system and evaluating the effectiveness of such system. After the establishment of the internal control system and evaluation of the effectiveness of such system by Protiviti, the Company formed the internal audit function to continue the evaluation process. The Chief Financial Officer had been constantly involved in the evaluation process and has been kept informed on the work progress. Every quarter, the internal auditor presented the work progress and the operating effectiveness assessment results to the board of directors and the audit committee. The board of directors and the audit committee give their comments and hence the approval on the work progress and the action steps to be taken by the Company.
Lastly, we herewith confirm that in the future we will evaluate the factors identified in Comment No. 3 of the Comment Letter in concluding on the effectiveness of disclosure controls and procedures and internal control over financial reporting under Item 15 of Form 20-F.
Note 12. Common Stock and Warrants Other Than Stock-Based Compensation, page F-35
4.     The warrants contained in the warrant agreements filed as Exhibits 99.4 and 99.5 to the Form 6-K filed September 27, 2006, which included anti-dilution provisions, are considered to be indexed to our stock in accordance with the guidance in ASC 815-40-15-7D, as the strike price and the number of shares used to calculate the settlement amount is subject to adjustment if we issue common stock in certain circumstances at a price lower than the exercise price of the warrants.
On evaluation of the anti-dilution provisions, the foregoing warrants are considered to be indexed to our stock, and the warrants are classified in stockholder’s equity in our statement of financial position. Accordingly, the warrants qualify for the first part of the scope exception in ASC 815-10-15-7(a). The Company considers that the presentation and classification of the warrants was appropriate.
Note 14. Stock-Based Compensation, page F-38
5.     During fiscal years 2009, 2008 and 2007, the Company has granted 4,000,000, 2,500,000 and 1,500,000 stock options, respectively, with a fair value of approximately $1,417,000, $557,000 and $261,000, respectively. A charge of $1,043,000, $218,000 and $330,000 was recorded in fiscal years 2009, 2008 and 2007, respectively, relating to the amortization of the fair

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value associated with all option grants. The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $147,000, $721,000 and $559,000, respectively. As of December 31, 2009, the aggregate intrinsic value of options outstanding was $1,941,000, of which exercisable was $476,000.
In future filings, we will disclose the above information under Note 14(a) — “Stock-Based Compensation” for easy reference.
The Company believes that the foregoing information responds fully to each of the comments in the Comment Letter. We greatly appreciate any expedited review that the Staff may afford this additional response so that we may thereafter confirm that the Staff will not have any further comments on the 2009 Form 20-F.
Thank you for your assistance and cooperation in this filing. If you have any questions or comments regarding the foregoing information, please contact me at my office.
Very truly yours,
/s/ ANDREW N. BERNSTEIN
Andrew N. Bernstein
ANB/sma
cc: LJ International Inc.